SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
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                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Interliant, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   458742103
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                                 (CUSIP Number)


                             Stephen W. Rubin, Esq.
                               Proskauer Rose LLP
                                 1585 Broadway
                            New York, NY 10036-8299
                                 (212) 969-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 16, 2001
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP No. 458742103


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1    Name of Reporting Persons
     Charterhouse Equity Partners III, L.P.

     I.R.S. Identification Nos. of Above Persons (entities only)

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2    Check the Appropriate Box if a Member of a Group                  (a) [ ]
     (See Instructions)                                                (b) [X]

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3    SEC Use Only



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4    Source of Funds (See Instructions)

     WC

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5    Check if Disclosure of Legal Proceedings Required
     Pursuant to Items 2(d) or 2(e)                                        [ ]


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6    Citizenship or Place of Organization

     Delaware

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               7    Sole Voting Power

  NUMBER OF         37,601,369.07 (25,200,000 held through a subsidiary, plus
                    the obligation to acquire up to 12,401,369.07)
   SHARES      -----------------------------------------------------------------
               8    Shared Voting Power
BENEFICIALLY
                    None
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    Sole Dispositive Power

  REPORTING         37,601,369.07 (See Item 7 above)

   PERSON      -----------------------------------------------------------------
               10   Shared Dispositive Power
    WITH
                    None

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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     37,601,369.07 (See Item 7 above)

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12   Check Box the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)


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13   Percent of Class Represented by Amount in Row (11)

     60.8%

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14   Type of Reporting Person (See Instructions)

     PN

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

                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                   under the
                  Securities Exchange Act of 1934, as amended


Item 1.  Security and Issuer.

         The titles of the classes of equity securities to which this Statement on Schedule 13D (the "Statement") relates is:

              Common Stock, par value $0.01 per share (the "Common Stock"), of Interliant, Inc. a Delaware corporation (the "Issuer");

              8% Convertible Subordinated Notes due June 30, 2003 (the "Notes") of the Issuer, convertible into shares of the Common Stock; and

              Common Stock Purchase Warrants (the "Warrants") of the Issuer, entitling holder to purchase shares of Common Stock.

         The name and address of the principal executive offices of the Issuer are:

              Interliant, Inc.
              Two Manhattanville Road
              Purchase, New York 10577

Item 2.  Identity and Background.

         (a) This Statement is being filed by Charterhouse Equity Partners III, L.P., a Delaware limited partnership ("CEP III"). The general partner of CEP III is CHUSA Equity Investors III, L.P., whose general partner is Charterhouse Equity III, Inc. (the "General Partner"), a wholly-owned subsidiary of Charterhouse Group International, Inc.("Charterhouse Group"), a Delaware corporation.

              CEP III owns 92.5% of the membership interests of Web Hosting Organization LLC, a Delaware limited liability company ("Web Hosting"), which directly owns 25,200,000 shares of common stock of the Issuer. CEP III has the obligation to acquire, pursuant to a Securities Purchase Agreement, dated as of April 16, 2001, among the Issuer, CEP III and certain other investors (the "Purchase Agreement"), up to 104.93442 Units. Each Unit consists of a $100,000 principal amount 8% Convertible Subordinated Note due June 30, 2003 (the "Notes") and 27,273 Common Stock Purchase Warrants (the "Warrants" and together with the Notes, the "Securities").

         (b)  The address of the principal office of CEP III is:

                  1105 North Market Street, Suite 1300
                  Wilmington, Delaware  19899


              The address of the principal office of the General Partner is:

                  c/o Charterhouse Group International, Inc.
                  535 Madison Avenue

                  New York, New York  10022

              The address of the principal office of Charterhouse Group is:

                  535 Madison Avenue
                  New York, New York  10022

         (c) Attached as Appendix A to Item 2 is information concerning the executive officers and directors of the General Partner, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

         (d) None of CEP III, the General Partner, Charterhouse Group or any of the persons referred to in Appendix A to Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         (e) None of CEP III, the General Partner, Charterhouse Group or any of the persons referred to in Appendix A to Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

Item 3.  Source and Amount of Funds or Other Consideration.

         Should the Issuer exercise its right to cause the Reporting Person to purchase of Units, the funds to consummate such transaction or transactions will be obtained by CEP III from its partnership funds, which are obtained by CEP III through the capital contributions of its partners.

Item 4.  Purpose of Transaction.

         CEP III has entered into the Purchase Agreement (described below) for investment purposes and for the purpose of providing the Issuer with financing if and when the need for such funds arises. The Issuer filed Form 8K with respect to the Transaction on April 20, 2001.

Item 5.  Interest in Securities of the Issuer.

         Prior to the Transaction, CEP III, through Web Hosting owned 25,200,000 or 51.64% of the Common Stock issued and outstanding as of the date hereof.

         Pursuant to the Purchase Agreement CEP III has agreed that upon notice from the Issuer, it shall purchase up to 104.93442 Units (the "Maximum Investment"). Each Unit consists of a $100,000 principal amount 8% Convertible Subordinated Note due June 30, 2003 (the "Notes") and 27,273 Common Stock Purchase Warrants (the "Warrants" and together with the Notes, the "Securities"). The Warrants have an exercise price of $1.25 per share and expire five years after issuance. The Notes are convertible, at the option of the holder, at any time prior to maturity, into Common Stock of the Issuer at a conversion price of $1.10 per share, subject to adjustment as more fully set forth in the Purchase Agreement. The purchase price is $100,000 per Unit or an aggregate purchase price for the Maximum Investment of $10,493,441.60.

         Pursuant to the Purchase Agreement, Issuer may require CEP III to purchase any number of Units, up to the Maximum Investment at any time through April 17, 2002. If the Issuer requires the purchase of the Maximum Investment, and the Securities are converted into Common Stock of the Issuer, CEP III will beneficially own an aggregate of 37,609,119.45 shares representing 52.3% of the issued and outstanding Common Stock of the Issuer as follows:

                  12,401,369.07  or 20.0502% directly
                  25,200,000.00  or 40.7428% through Web Hosting

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Purchase Agreement, the Issuer has the right to deliver a notice (or notices) to CEP III requiring CEP III to acquire Securities as described in Items 4 and 5.

         Pursuant to a Registration Rights Agreement, dated as of April 16, 2001, among the Issuer, CEP III and certain investors, the Issuer shall, upon the request of CEP III and subject to the conditions contained therein, use its best efforts to effect the registration under the Securities Act of 1933 of all shares of Common Stock owned by CEP III and its permitted transferees.

         Pursuant to a Registration Rights Agreement, dated as of December 8, 1997, among the Issuer, Web Hosting and certain other investors, the Issuer shall, upon the request of Web Hosting and subject to the conditions contained therein, use its best efforts to effect the registration under the Securities Act of 1933 of all shares of Common Stock owned by Web Hosting and its permitted transferees.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1       Form 8K filed by issuer on April 20, 2001.

         Exhibit 2       Securities Purchase Agreement, dated as of April
                         16, 2001, among the Issuer, CEP III and certain other investors (incorporated by reference to Exhibit 10.40 to the Issuer's Current Report on Form 8K dated April 20, 2001).

         Exhibit 3       Registration Rights Agreement, dated as of April
                         16, 2001, among the Issuer, CEP III and certain investors (incorporated by reference to Exhibit 10.42 to the Issuer's Current Report on Form 8K dated April 20, 2001).

         Exhibit 4 Registration Rights Agreement, dated as of December 8, 1997, among the Issuer, Web Hosting and certain investors (incorporated by reference to Exhibit 4.4 to the Issuer's Current Report on Form 10-K dated April 17, 2001).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 2001                          CHARTERHOUSE EQUITY PARTNERS III, L.P.

                                        By:  CHUSA EQUITY INVESTORS III, L.P.,
                                                     GENERAL PARTNER

                                        By:  CHARTERHOUSE EQUITY III, INC.,
                                                     GENERAL PARTNER


                                        By:  /s/ Thomas C. Dircks
                                             -----------------------------------
                                             Name:  Thomas C. Dircks
                                             Title: Executive Vice President

                                   Appendix A
                                    to Item 2

     The following sets forth information with respect to the executive officers and directors of the General Partner.

     The principal business address of each person set forth below is:

           c/o Charterhouse Group International, Inc.
           535 Madison Avenue
           New York, New York  10022

     The executive officers of the General Partner are:

           Merril M. Halpern         -     Chairman and Chief Executive Officer
           A. Lawrence Fagan         -     President and Chief Operating Officer
           Thomas C. Dircks          -     Executive Vice President
           Robert L. Berner, III     -     Managing Director
           Richard T. Henshaw, III   -     Managing Director
           Patricia A.M. Riley       -     Managing Director
           Michael S. Pfeffer        -     Managing Director

     The directors of the General Partner are:

           Merril M. Halpern
           A. Lawrence Fagan.

The principal occupation of each of the above individuals is as an executive officer of Charterhouse Group International, Inc., a manager of private equity funds.